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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia

Telephone 07 5584 8900
Facsimile 07 5538 6315


11 February 2003


                           DIVIDEND REINVESTMENT PLAN
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As an amendment to the Appendix 4B Half Yearly Report lodged today with ASX,
Jupiters Limited advises that its Dividend Reinvestment Plan will be Operational for the interim dividend in relation to the six months ended
31 December 2002.



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Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 21,000 investors in ordinary shares, over 5,200 Jupiters RPS securityholders and employs over 5,000 staff.


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